Miller/Howard Investments’ Memo in Support of Proposal No. 5 –

Challenging the Representations in Valero Energy’s Recent Filing

As long-term investors in Valero Energy (“Valero” or “the company”), Miller/Howard Investments, Inc. is concerned that the company’s lack of strong and comprehensive greenhouse gas targets—in contrast to peers like Phillips 66 and Marathon Petroleum Corporation—raises questions about its strategy and preparation for a low-carbon future. Further rationale is outlined by the proponent, Mercy Investment Services, in their exempt solicitation. Accordingly, we urge support for Proposal No. 5: Stockholder proposal to set different GHG emissions reductions targets (Scopes 1, 2, and 3).

Adding to our concerns are the representations within Valero’s latest SEC filing, as laid out below:

Valero’s position in SEC filing	Commentary
“ISS already rates Valero’s existing climate strategy as ‘exemplary.’”

This is not true. ISS, in a section of its analysis entitled “Climate Risk Disclosure”, noted that Valero “exemplifie[d] the standard” expectations set by TCFD. As is stated in the title, footnote, and methodology, the indicator is intended to reflect “the quality of corporate disclosure” (emphasis added). ISS said nothing about the quality of the company’s strategy itself.

Fails to acknowledge that ISS recommends voting FOR Proposal No. 5.

We encourage peers to consider this in the context of all governance-related votes. Further considerations have been outlined in Mercy Investment Service’s exempt solicitation, urging votes AGAINST the re-election of director nominees Robert A. Profusek, Deborah Majoras, and Rayford Wilkins.

We therefore ask that you vote FOR proposal No. 5.